PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE May 15, 2008

CANADIAN ZINC REPORTS FIRST QUARTER 2008 RESULTS
PRE-FEASIBILITY STUDY UNDERWAY

Vancouver, British Columbia, May 15, 2008 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) (the “Company” or “Canadian Zinc”) announces its financial results for the quarter ended March 31, 2008.  This press release should be read in conjunction with the unaudited financial statements and notes thereto for the three months ended March 31, 2008, and management’s discussion & analysis (“MD&A”) for the quarter ended March 31, 2008, available on SEDAR at www.sedar.com.

The Company’s principal focus is its efforts to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production.  The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.  In 2006 and 2007, the Company carried out major programs at Prairie Creek including driving a new internal decline approximately 600 metres long which enabled a significant underground exploration and infill drilling program to occur.  A total of $18.7 million was invested in Prairie Creek in 2006 and 2007.

As at March 31, 2008, Canadian Zinc had cash, cash equivalents and short term investments of $26.6 million and a positive working capital balance of $27.3 million.  Accordingly, the Company believes that it remains in a strong position to further continue its planned exploration, development and permitting activities at the Prairie Creek Mine.

The Company reported a net loss for the quarter of $223,000 compared to a loss of $64,000 in the first quarter of 2007.  The increased loss in the 2008 period was mainly attributable to stock-based compensation expense of $168,000 relating to the vesting of stock options granted prior to the three month period ended March 31, 2008; there was no equivalent charge in the three month period ended March 31, 2007.

Pre-Feasibility Study

Following the results of the 2007 drilling program a Technical Report dated October 12, 2007, was prepared by MineFill Services Inc. (David Stone and Stephen Godden – Qualified Independent Persons), to National Instrument 43-101 standards.  The Report indicates that the Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 161.12 grams silver per tonne and 0.326% copper.  In addition, the Report confirms a large Inferred Resource of 5,554,576 tonnes grading 13.53% zinc, 11.43% lead, 215 grams per tonne silver and 0.514% copper and additional exploration potential.

The Technical Report has been filed on SEDAR and may be viewed under the Company’s profile at www.sedar.com, or on the Company’s website at www.canadianzinc.com.

The Measured and Indicated Resource confirmed by the Technical Report is capable of supporting a mine life in excess of ten years at the planned 1,000 – 1,300 tonnes per day production rate.  The Company is now examining the various operating alternatives outlined in the 2001 preliminary Scoping Study (which is now considered to be out of date and should not be relied upon) and is working towards updating and converting the Scoping Study into a Pre-Feasibility study utilizing the updated resources in the Technical Report.  The Pre-Feasibility study, which is being undertaken by SNC-Lavalin Inc., is scheduled to be completed later in 2008.

New Water Licence Issued

During 2007, and throughout the first quarter of 2008, the Company was actively engaged in permitting activities.  In April 2007, a Land Use Permit for winter use of the road which connects the Prairie Creek mine with the Liard Highway was obtained from the Mackenzie Valley Land and Water Board (the “Water Board”).  In June 2007, the Company applied for a Type B Water Licence to undertake road rehabilitation work along the Prairie Creek stream-bed and, following extensive community consultation which culminated in a Band Council Resolution adopted by the Nahanni  Butte Dene Band on March 4, 2008 agreeing to give their support to the issuance of the Licence, the Water Licence was issued by the Water Board on March 20, 2008. The Water Licence is valid for a period of five years.

Since 2001, the Company has successfully obtained seven permits for the exploration and development of the Prairie Creek property from the Mackenzie Valley Land and Water Board, including two Type B Water Licences, four Land Use Permits for exploration activities and underground development and a winter road permit.  Although the Company has experienced long delays in obtaining permits, and expects a continuing lengthy permitting process, the Company has been able to carry out extensive programs at Prairie Creek, in accordance with all regulatory requirements, and has built up a considerable environmental knowledge base which will facilitate the application for the mine operating permits.

2008 Activities

The Company’s main focus for 2008 is to complete the Pre-Feasibility study and continue permitting activities in order to advance the project towards commercial production.  The Company plans to apply for the Land Use Permit and Water Licence for the commercial operation of the Prairie Creek Mine once the Project Description Report can be finalized for the application submittal.

A preliminary budget of $7.5 million has been approved for the Prairie Creek project for 2008, which is in addition to the regular, ongoing costs of maintaining the Prairie Creek site.  Planned programs include completion of the Pre-Feasibility Study, ongoing permitting activities, further engineering and rehabilitation work on the road to the mine Site and ongoing exploration.

Alan Taylor, P.Geo., Chief Operating Officer, Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the Company’s exploration program, and is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Risks and Uncertainties

The Company’s business and results of operations are subject to numerous risks and uncertainties, many of which are beyond its ability to control or predict.  Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are urged to review the discussion of risk factors associated with the Company’s business set out below and in the Company’s Annual Information Form for the year ended December 31, 2007, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com).  The risks and uncertainties as summarized in the Company’s MD&A and in other Canadian and U.S. filings are not the only risks facing the Company.  Additional risks and uncertainties not currently known to the Company, or that are currently deemed to be immaterial, also may materially adversely affect the Company’s business, financial condition and/or operating results.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated or Inferred Resources

The information presented herein uses the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms. “Inferred mineral resources” have significant uncertainty as to their existence, and as to their economic feasibility. United States investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable. It cannot be assumed that all or any part of an inferred mineral resource would ever be upgraded to a higher category. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 – 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com